UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
               (Amendment No.              )*
                              -------------

                      Sano Corporation
          -----------------------------------------
                      (Name of Issuer)

                        Common Stock
          -----------------------------------------
               (Title of Class of Securities)

                          80105E105
          -----------------------------------------
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting bene-ficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amend-ment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the dis-closures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other-wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80105E105           13G

-----------------------------------------------------------
(1)  Names of Reporting Persons.  S.S. or I.R.S.
     Identification Nos. of Above Persons

          Pharmaceutical Resources, Inc.

------------------------------------------------------------
(2)  Check the Appropriate Box if a Member        (a)  /  /
     of a Group*                                  (b)  /  /
------------------------------------------------------------
(3)  SEC Use Only

------------------------------------------------------------
(4)  Citizenship or Place of Organization

     New Jersey
------------------------------------------------------------
Number of Shares              (5)  Sole Voting
     Beneficially                     Power       513,888
     Owned by                 ------------------------------
     Each Reporting           (6)  Shared Voting
     Person With                      Power       None
                              ------------------------------
                              (7)  Shared Dispositive
                                      Power       513,888
                              ------------------------------
                              (8)  Shared Dispositive
                                      Power       None
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     513,888
------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares*
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     6.0%
------------------------------------------------------------
(12) Type of Reporting Person*

     CO
------------------------------------------------------------
            *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1.

(a)  NAME OF ISSUER:          Sano Corporation

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3250 Commerce Parkway, Miramar, Florida  33025

Item 2.

(a)-(c)   NAME OF PERSON FILING: ADDRESS OF PRINCIPAL
          BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of Pharmaceutical
          Resources, Inc., a New Jersey corporation (the
          "Company"). The principal business office of the Company is One Ram Ridge Road, Spring Valley, New
          York 10977.

2(b)      TITLE OF CLASS OF SECURITIES: Common Stock

2(c)      CUSIP NUMBER: 80105E105

Item 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-
          1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING
          IS A:

(a) ( ) Broker or Dealer registered under section 15 of the Act

(b)  ( )  Bank as defined in section 3(a) (6) of the Act

(c)  ( )  Insurance Company as defined in Section

(d) ( ) Investment Company registered under section 8 of the Investment Company Act

(e) ( ) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund

(g)  ( )  Parent Holding Company, in accordance with
          Section 240.13d-1 (b) (ii) (G)

(h)  ( )  Group, in accordance with Section 240.13d-1 (b) (1) (ii)
          (H)


Item 4.   OWNERSHIP:

(a)  AMOUNT BENEFICIALLY OWNED: 513,888 shares of Common
     Stock.

(b)  PERCENT OF CLASS:        6.0%

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)   sole power to vote or to direct the vote: 513,888.

     (ii)  shared power to vote or to direct the vote: 0.

     (iii) sole power to dispose or to direct the disposition of: 513,888.

     (iv) shared power to dispose or to direct the disposition of: 0


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable.


Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not Applicable.


Item 9.   NOTICES OF DISSOLUTION OF GROUP:

          Not Applicable.


Item 10.  CERTIFICATION:

          By signing below Pharmaceutical Resources, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                          SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 1996

                              PHARMACEUTICAL RESOURCES, INC.

                              By:/s/ Robert I. Edinger
                              ----------------------------
                              Robert I. Edinger
                              Executive Vice President
                                and Secretary